PROMISSORY NOTE
$30,000.00		Date: June 19, 2001

For value received, the undersigned ARC Network, Inc. (the "Borrower"), at 11650 Iberia Pl. Suite 201, San Diego, California 92128, promises to pay to the order of Trevor Haywood (the "Lender"), at 14550 Twin Peaks Road, San Diego, California 92064, (or at such other place as the Lender may designate in writing) the sum of $30,000.00 with interest from June 19, 2001, on the unpaid principal at the rate of 12.00% per annum.

The unpaid principal and accrued interest shall be payable in full on December 19, 2001 (the "Due Date"). All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice.

1)	the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due
Date;
2)	the death of the Borrower of Lender;
3)	the filing of bankruptcy proceedings involving the Borrower as a debtor;
4)	the application for the appointment of a receiver for the Borrower;
5)	the making of a general assignment for the benefit of the Borrower's creditors;
6)	the insolvency of the Borrower;
7)	a misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit.

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note. No renewal or extension of this Note, delay in enforcing any rights of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This note shall be construed in accordance with the laws of the State of California.

Signed this 19 day of June, 2001 at _______________________.

Borrower:
ARC Network, Inc.

By: \s\ Scott B. Baker
Scott Baker

(Handwritten addendum as appearing on and amending original note)

The "Due Date" of this Promissory note shall be extended by mutual consent of the Borrower and Lender to be paid in full on November 6, 2003
Agreed:
Reconstruction Data Group Inc. (Borrower)
by \s\ Scott B. Baker	Date 5/8/02
Scott Baker
President

Trevor Haywood (Lender)
by \s\ Trevor Haywood	Date 5/9/02
Trevor Haywood